UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                                                      to
Commission file number 1-9114
A.    Full title of the plan and address of the plan, if different from that of the issuer named below:
Mylan Puerto Rico Profit Sharing Employee Savings Plan

B.    Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Mylan Inc.
1500 Corporate Drive, Canonsburg, Pennsylvania 15317
REQUIRED INFORMATION
The following financial statements shall be furnished for the plan:
1.    In lieu of the requirements of Items 1-3, audited financial statements and schedules have been prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2011 and 2010.
Exhibits:
23.    Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

MYLAN PUERTO RICO PROFIT SHARING EMPLOYEE SAVINGS PLAN
INDEX TO FORM 11-K
DECEMBER 31, 2011 AND 2010

Page
Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	5
Notes to Financial Statements	6
Supplemental Schedule at December 31, 2011:
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	12
Signatures	13
Consent of Independent Registered Public Accounting Firm
EX-23
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Mylan Puerto Rico Profit Sharing Employee Savings Plan Participants:
We have audited the accompanying statements of net assets available for benefits of the Mylan Puerto Rico Profit Sharing Employee Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Pittsburgh, Pennsylvania
June 19, 2012

MYLAN PUERTO RICO PROFIT SHARING EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2011 AND 2010

	December 31, 2011	December 31, 2010
Assets
Investments — At fair value	$14,944,820	$13,681,123

Receivables:
Employer contributions	1,179,160	1,122,321
Employee contributions	18,692	17,043
Notes receivable from participants	1,424,133	1,287,767
Total receivables	2,621,985	2,427,131

Net assets available for benefits	$17,566,805	$16,108,254
See Notes to Financial Statements

MYLAN PUERTO RICO PROFIT SHARING EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2011

Additions
Dividend income	$204,006
Interest income on notes receivable from participants	62,458

Contributions:
Employer contributions	1,639,338
Employee contributions	801,246
Total contributions	2,440,584

Total additions	2,707,048

Deductions
Net realized and unrealized depreciation in fair value of investments	160,856
Administrative expenses	5,278
Benefits paid to participants	1,082,363

Total deductions	1,248,497

Net increase	1,458,551

Net assets available for benefits
Beginning of year	16,108,254
End of year	$17,566,805
See Notes to Financial Statements

MYLAN PUERTO RICO PROFIT SHARING EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE YEAR ENDED DECEMBER 31, 2011

1. DESCRIPTION OF THE PLAN

General — The Mylan Puerto Rico Profit Sharing Employee Savings Plan (the “Plan”) was initially a non-contributory defined contribution plan covering all regular employees of Mylan LLC, a Delaware limited liability company, and Mylan Caribe Inc., a Vermont corporation (collectively, the “Company”). Participants must be residents of Puerto Rico. Mylan LLC (the “Plan Sponsor”) is the Plan’s sponsor. The Company’s parent company is Mylan Inc., a Pennsylvania corporation.

Contributions — Each year, participants may contribute up to 50% of pre-tax annual compensation, as defined in the Plan, not to exceed $10,000 for 2011, the maximum deferral amount specified by Puerto Rico law. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants who are age 50 or older by the end of the Plan year are eligible to contribute an additional pre-tax catch-up contribution, up to the Puerto Rico law maximum of $1,000 for 2011. All contributions to the Plan are directed by the participants to specific assets, funds or other investments permitted under the Plan. Beginning in January 2008, Mylan Inc.’s common stock, which had been an investment option, was eliminated for any new contributions or transfers from the other existing investment options. During fiscal year 2011, the Plan offered 17 mutual funds and four common/collective trusts. The Company contributes a matching contribution equal to 100% of the participant’s salary deferral contribution, up to 4% of the participant’s annual eligible compensation. In addition, the Company may contribute, at its sole discretion, an additional amount (“Discretionary Contribution”) to the Plan each fiscal year, to be allocated among the participants based on a uniform percentage of each participant’s annual compensation for that year.

Trustee and Recordkeeper — The recordkeeper of the Plan is Bank of America, N.A. (the “Recordkeeper”). The Plan’s assets are held by Banco Popular (the “Trustee”).

Participant Accounts — Each participant’s account is funded with the participant’s contribution and allocations of the Company’s contributions and Plan earnings or losses. Allocations are based on the participant account balances or compensation, as defined by the Plan. The participant is entitled to the vested portion of his or her account.

Vesting — Participants are vested immediately in their contributions and Company matching contributions plus actual earnings thereon. Vesting in the Company’s Discretionary Contribution and earnings thereon is based on years of continuous service. Any Discretionary Contributions given by the Company to participants new to the Plan in 2009 or after will vest 100% after three years of credited service. Any Discretionary Contributions given by the Company to individuals participating in the plan prior to January 1, 2009 will be 20% vested after two years of continuous service and 100% vested after three years of continuous service.
Additionally, all participants become fully vested at age 65.

Loans to Participants — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their account balance, whichever is lower. Loan transactions are treated as transfers between the investment fund and the loan fund. The maximum term of a loan is 15 years for primary residence loans and five years for other loans. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1%, as established by the Recordkeeper. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits — Upon termination of service, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account or choose to leave the balance in the account for withdrawal at a later point in time. Benefits are recorded by the Plan when paid. The Plan’s minimum automatic distribution of a terminated participant’s account is $1,000.

Forfeitures — Company Discretionary Contributions that are not vested upon termination of employment are forfeited and may be used to reduce the Company’s contributions. For the years ended December 31, 2011 and 2010, forfeitures totaling $25,516 and $2,253 were used to reduce current year employer contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements of the Plan have been prepared on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires the Plan Sponsor to make estimates and assumptions that could affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are subject to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan investments are stated at fair value. Shares of mutual funds and common stock are valued at quoted closing market prices, which, for mutual funds, represent the Net Asset Value (“NAV”) of shares held by the Plan at the end of the fiscal year. Money market funds and common/collective trust funds are stated at fair value, which approximates cost plus accumulated interest earnings less distributions to date.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses — All mutual funds incur expenses that reduce earnings in the fund and are reflected in the daily NAV. The amount of these expenses, stated as a percentage of assets, is called an expense ratio. The NAVs for the mutual funds are listed publicly, and the same NAV applies whether the mutual fund is purchased on the open market or through the Plan. Expense ratios charged by mutual funds cover costs relating to investing, such as the mutual fund managers’ asset management fees and costs related to administration of the fund. Examples of administrative costs include issuing quarterly statements, operating a service center and having toll-free numbers available for the participants. Expenses incurred by the mutual funds are netted against earnings of the respective funds in the Statement of Changes in Net Assets Available for Benefits.
Other administrative expenses, including trustee, legal, auditing and other fees, are paid by the Company.

Evaluation of Tax Position — GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Treasury for the Commonwealth of Puerto Rico. As the Plan is tax-exempt, the Plan administrator has concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Recent Accounting Pronouncements — In May 2011, new accounting guidance on fair value measurements was issued which requires updates to the fair value measurement disclosure to conform GAAP and International Financial Reporting Standards, effective for interim and annual periods beginning after December 15, 2011. The adoption of the new guidance is not expected to have a material effect on the Plan’s financial statements.
3. INVESTMENTS (FAIR VALUE MEASUREMENTS)
Fair value is based on the price that would be received from the sale of an identical asset or paid to transfer an identical liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, a fair value hierarchy has been established that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
Level 2: Observable market-based inputs other than quoted prices in active markets for identical assets or liabilities.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.
In determining fair value, the Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as considers counterparty credit risk in its assessment of fair value.
Financial assets carried at fair value are classified in the table below in one of the three categories described above:

	December 31, 2011
	Level 1	Level 2	Total
Mutual Funds:
Growth	$1,318,284	$—	$1,318,284
Value	1,213,842	—	1,213,842
Balanced	754,064	—	754,064
Fixed Income	2,996,627	—	2,996,627
Total Mutual Funds	6,282,817	—	6,282,817

Mylan Inc. Common Stock	664,897	—	664,897

Common/Collective Trust:
Stable Value	—	6,144,257	6,144,257
Index	—	1,852,849	1,852,849
Total Common/Collective Trust	—	7,997,106	7,997,106

Total Assets at Fair Value	$6,947,714	$7,997,106	$14,944,820

	December 31, 2010
	Level 1	Level 2	Total
Cash and Cash Equivalents	$8,929	$—	$8,929

Mutual Funds:
Growth	1,379,609	—	1,379,609
Value	1,237,445	—	1,237,445
Balanced	466,304	—	466,304
Fixed Income	2,604,574	—	2,604,574
Total Mutual Funds	5,687,932	—	5,687,932

Mylan Inc. Common Stock	768,646	—	768,646

Common/Collective Trust:
Short-Term Bond Fund	—	6,228,647	6,228,647
Index	—	986,969	986,969
Total Common/Collective Trust	—	7,215,616	7,215,616

Total Assets at Fair Value	$6,465,507	$7,215,616	$13,681,123

At December 31, 2011 and 2010, there were no liabilities held by the Plan. None of the Plan’s financial assets measured at fair value on a recurring basis are valued using Level 3 inputs. Below is a summary of valuation techniques for Level 1 financial assets:

•	Cash and cash equivalents — valued at observable net asset value prices. The Company considers to be cash equivalents all highly liquid investments and demand deposits in banks and financial institutions with an initial maturity of 90 days or less.

•
Mutual funds — valued at the net asset value of the shares held by the Plan at year-end. The net asset value is a quoted price in an active market. The redemption frequency of assets for which fair value is estimated using NAV per share is immediate, and there is no redemption notice period.

•	Common stock — valued at the closing price reported on the active market on which the individual securities are traded.

Below is a summary of valuation techniques for Level 2 financial assets:

•
Common/collective trust funds — stated at fair value based on the fair market value of the underlying investments. The Plan invests in the following four collective funds: the Merrill Lynch Mid Cap Index Trust Tier II; the Merrill Lynch Equity Index Trust Tier 10; the Merrill Lynch International Index Trust Tier II; and the Wells Fargo Stable Value Fund. During 2010, the Plan also invested in the Merrill Lynch Retirement Preservation Trust. These funds invest in a diversified pool of high quality bonds and other short-term investments, together with book value contracts and traditional insurance contracts, of varying maturity, size and yield.

On October 6, 2010, the Trustee approved a Resolution to terminate the Merrill Lynch Retirement Preservation Trust (the “Retirement Preservation Trust”) and commenced liquidation of its assets, changing the Retirement Preservation Trust from a stable value fund to a short-term bond fund. For the period from January 1, 2010 through October 6, 2010, investments held by the Retirement Preservation Trust were reported at contract value. However, contract value is the relevant measurement attribute for that portion of the net assets of a collective investment fund attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the underlying defined contribution plans. Prior to October 6, 2010, the Retirement Preservation Trust invested primarily in a broadly diversified portfolio of Guaranteed Investment Contracts and in wrapped portfolios of high-quality money market securities. The most significant change after October 6, 2010 was the elimination of the Trust’s wrap contracts and the change from contract value to fair value accounting. The Retirement Preservation Trust is a collective trust that seeks to maintain a $1 net asset value per share, although achievement of that objective cannot be assured.

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

2011
Wells Fargo Stable Return Fund	$6,144,257
PIMCO Total Return Fund	2,784,123
Merrill Lynch Equity Index Trust Tier 10	1,160,878

2010
Merrill Lynch Retirement Preservation Trust	$6,228,647
PIMCO Total Return Fund	2,551,998
Merrill Lynch Equity Index Trust Tier 10	818,350
Mylan Inc. — Common Stock	768,646

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual Funds	$(228,160)
Common/Collective Trust	57,611
Common Stock	10,220
Net unrealized depreciation in fair value	(160,329)
Net realized depreciation in fair value	(527)
Net realized and unrealized depreciation in fair value of investments	$(160,856)

4. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
5. TAX STATUS

The Secretary of the Treasury for the Commonwealth of Puerto Rico has ruled that the predecessor plan, Mylan Inc. Employees Profit Sharing Plan, qualified for tax exemption under the Internal Revenue Code of Puerto Rico (the “Puerto Rico Code”), as amended, effective April 1, 1989. In April 2003, the Plan obtained its determination letter from the Treasury of the Commonwealth of Puerto Rico stating that the Plan, as then designed, met the requirements of Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended, and that the trust established thereunder was entitled to exemption from local income taxes. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Puerto Rico Code and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
6. RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of Mylan Inc.’s common stock. Mylan Inc. is the Company’s parent company and therefore qualifies as a related party. At December 31, 2011 and 2010, the Plan held an investment of 30,983 and 36,377 shares, respectively, of Mylan Inc.’s common stock. The fair value of Mylan Inc.’s common stock held by the fund at December 31, 2011 and 2010 was $664,897 and $768,646. During the year ended December 31, 2011, the Plan sold 5,396 shares of Mylan Inc.’s common stock with proceeds of $130,178. During the year ended December 31, 2010, the Plan sold 3,117 shares of Mylan Inc.’s common stock with proceeds of $69,999.
Certain Plan investments are shares of mutual funds managed by the Trustee, as defined by the Plan, and these transactions qualify as exempt party-in-interest transactions.

SUPPLEMENTAL SCHEDULE

MYLAN PUERTO RICO PROFIT SHARING EMPLOYEE SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 66-0473857, PLAN 001
DECEMBER 31, 2011

	Identity of Issue,
	Borrower, Lessor, or	Description of Investment Including Maturity Date,	Current
	Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	Value
	Wells Fargo	Wells Fargo Stable Return Fund	$6,144,257
	PIMCO	PIMCO Total Return Fund	2,784,123
*	Merrill Lynch	Merrill Lynch Equity Index Trust Tier 10	1,160,878
	Eaton Vance	Eaton Vance Large Cap Value Fund	667,680
*	Mylan Inc.	Common Stock	664,897
	MFS Instl	MFS Institutional International Equity Fund	568,662
	Columbia	Columbia Small Cap Value Fund	546,162
	Alliancebernstein	Alliancebernstein Small Cap Growth Fund	473,416
*	Merrill Lynch	Merrill Lynch International Index Trust Tier 2	347,535
*	Merrill Lynch	Merrill Lynch Mid Cap Index Trust Tier 2	344,436
	Rainier	Rainier Large Cap Equity Fund	276,206
	Vanguard	Vanguard Total Bond Market Fund	212,504
	JP Morgan	JP Morgan Smart Retirement 2045 Fund	147,323
	JP Morgan	JP Morgan Smart Retirement 2040 Fund	145,492
	JP Morgan	JP Morgan Smart Retirement 2025 Fund	107,861
	JP Morgan	JP Morgan Smart Retirement 2015 Fund	88,034
	JP Morgan	JP Morgan Smart Retirement 2035 Fund	88,018
	JP Morgan	JP Morgan Smart Retirement 2030 Fund	74,502
	JP Morgan	JP Morgan Smart Retirement 2050 Fund	59,632
	JP Morgan	JP Morgan Smart Retirement 2020 Fund	31,368
	JP Morgan	JP Morgan Smart Retirement Income Fund	8,866
	JP Morgan	JP Morgan Smart Retirement 2010 Fund	2,968
		Notes receivable from participants	1,424,133
			$16,368,953

*	Party-in-interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MYLAN PUERTO RICO PROFIT SHARING EMPLOYEE SAVINGS PLAN
/s/ Antoinette M. Petrucci
Antoinette M. Petrucci, Plan Administrator
June 19, 2012